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ND EXCHANGE COMMISSION
NGTON, D.C. 20549

03001907

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-53403

REPORT FOR THE PERIOD BEGINNING 12/19/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Navigant Consulting Energy Capital LLC

SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH. D.C. 181 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 Wheeler Road, Suite 400
(No. and Street)

Burlington	**MA**	**01803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Pardun **(312) 573-5638**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive,	**Chicago**	**Illinois**	**60601-5212**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

For Official Use Only

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, Dave Pardun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Navigant Consulting Energy Capital LLC **as of** December 31, 2002, **are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.**

David E. Pardun

Name: David E. Pardun
Title: Secretary

Jan Shuman
Notary Public

"OFFICIAL SEAL"
JAN S. SHUMAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 5/6/2006

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Shareholder of
Navigant Consulting Energy Capital, LLC

We have audited the accompanying statement of financial condition of Navigant Consulting Energy Capital, LLC (the Company) as of December 31, 2002, and the related statements of operations, changes in shareholder's equity, and cash flows for the period December 19, 2001 through December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navigant Consulting Energy Capital, LLC as of December 31, 2002, and the results of its operations and cash flows for the period December 19, 2001 through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit for the period December 19, 2001 through December 31, 2002 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2003

NAVIGANT CONSULTING ENERGY CAPITAL, LLC

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	38,605
Receivable from parent company (note 3)		16,395
Total assets	$	55,000
Shareholder's Equity		
Shareholder's equity	$	55,000
Total shareholder's equity	$	55,000

The accompanying notes are an integral part of these financial statements.

NAVIGANT CONSULTING ENERGY CAPITAL, LLC

Statement of Operations

For the period December 19, 2001 through December 31, 2002

Revenues:		
Income from private placement transactions	$	—
		—
Expenses:		
Registration and filing fees		9,455
Professional services – other		4,808
Other expenses		2,132
Reimbursement from parent company (note 3)		(16,395)
		—
Net income	$	—

The accompanying notes are an integral part of these financial statements.

NAVIGANT CONSULTING ENERGY CAPITAL, LLC

Statement of Changes in Shareholder's Equity

For the period December 19, 2001 through December 31, 2002

		Shareholder investment	Additional paid-in capital	Retained earnings	Total
Balance at December 19, 2001	$	55,000	—	—	55,000
Net income		—	—	—	—
Balance at December 31, 2002	$	55,000	—	—	55,000

The accompanying notes are an integral part of these financial statements.

NAVIGANT CONSULTING ENERGY CAPITAL, LLC

Statement of Cash Flows

For the period December 19, 2001 through December 31, 2002

Cash flows from operating and investing activities:		
Net income	$	—
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in receivable from parent company		(16,395)
Net cash used by operating activities		(16,395)
Net decrease in cash		(16,395)
Cash at December 19, 2001		55,000
Cash at December 31, 2002	$	38,605

The accompanying notes are an integral part of these financial statements.

NAVIGANT CONSULTING ENERGY CAPITAL, LLC

Notes to Financial Statements

December 31, 2002

(1) Organization

Navigant Consulting Energy Capital, LLC (the Company) is a wholly owned subsidiary of Navigant Consulting, Inc (NCI). The Company was organized as a limited liability corporation on June 1, 2001 under the laws of Delaware. The Company became a member of the National Association of Securities Dealer (the NASD) on December 19, 2001. The Company plans to facilitate the transactions of private placements of assets in the energy industry for institutional investors.

Since its inception, the Company has not been engaged in any business activities and, consequently, received no revenue.

(2) Summary of Significant Accounting Policies

Preparation of Financial Statements

The Company's financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting.

Income Taxes

The Company is a single member limited liability corporation under the Internal Revenue Code. Therefore, the net income or loss of the Company is included in the income tax return of the Company's shareholder.

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires the management of the Company to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

(3) Related-party Transactions

The Company has an Expense Agreement (the Agreement) with NCI. Under the terms of the Agreement, all expenses incurred by the Company are reimbursed by NCI. Additionally, NCI agrees to provide qualified personnel on an "as needed" basis to facilitate the performance of certain services provided to its clients on behalf of the Company. The Company records the amount due from NCI as a receivable. NCI has agreed to reimburse the Company for the amount due from NCI on a consistent basis, generally semi-annually. As of December 31, 2002, the amount due from NCI was $16,395. Additionally, NCI has agreed to directly pay expenses related to legal services received during 2002 and the 2002 annual audit of the Company, which were estimated to be $10,100 and $15,000, respectively, as of December 31, 2002.

(4) Net Capital Requirements under SEC Rule 15c3-1

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2002, and the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2002, the Company's net capital was $38,605, which was $33,605 in excess of its required net capital and the Company had no aggregate indebtedness at December 31, 2002.

(5) Reserve Requirement under SEC Rule 15c3-3

SEC Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities* (the Rule 15c3-3), requires, among other things, every broker or dealer to perform a periodic computation of Reserve Requirement unless such broker or dealer is exempted under the exemptive provisions of the Rule 15c3-3. The Company has not been engaged in any broker/dealer transactions since its inception, and does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, pursuant to the Rule 15c3-3(k)(2)(i), the Company is exempted from such reserve requirement computation.

Schedule I

NAVIGANT CONSULTING ENERGY CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Computation of net capital:		
Total shareholder's equity	$	55,000
Deduct:		
Nonallowable assets:		
Receivable from parent company		16,395
Total deductions		16,395
Net capital		38,605
Minimum net capital requirement		5,000
Net capital in excess of requirement	$	33,605
Aggregate indebtedness – accounts payable, accrued expenses, and other liabilities	$	—
Ratio of aggregate indebtedness to net capital		0%

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2002 filed by Navigant Consulting Energy Capital, LLC in its Form X-17A-5 with the National Association of Securities Dealers, Inc. on January 24, 2003.

The Registrant is not required to compute the Reserve Requirements under Exhibit A of Rule 15c3-3(k)(2)(i) or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Registrant does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See accompanying independent auditors' report.

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

**Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption From SEC Rule 15c3-3**

To the Shareholder of
Navigant Consulting Energy Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Navigant Consulting Energy Capital, LLC (the Company), for the period December 19, 2001 through December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2003